Pursuant to Item 601(b)(10)(iv) of Regulation S-K, certain identified information marked with [***] has been excluded from this exhibit because it is both (i) not material and (ii) would likely cause Competitive harm to the registrant if publicly disclosed.

EXHIBIT 4.1

REQUEST LETTER

To: HSBC Bank PLC as Agent (as defined in the Facilities Agreement)

From: Just Eat Limited (the "Company") for itself and as Obligor's Agent for each other Obligor (as defined below)

 25 June 2021.

1	INTRODUCTION AND Requests
1.1	Introduction
1.1.1	We refer to the GBP 267,500,000 and EUR 307,625,000 multicurrency revolving facilities agreement originally dated 2 November 2017, as amended and/or amended and restated from time to time, between, among others, the Company as original borrower and original guarantor and HSBC Bank PLC as Agent (the "Agent") (the "Facilities Agreement").

1.1.2	Capitalised terms defined in the Facilities Agreement have, unless expressly defined in this letter, the same meaning in this letter. The provisions of clauses 1.2 (Construction), 31 (Notices), 33 (Partial Invalidity), 34 (Remedies and waivers), 38 (Counterparts) and 41 (Enforcement) of the Facilities Agreement shall be incorporated into this letter except that references to the Facilities Agreement or the Finance Documents are to be construed as references to this letter.

1.1.3	This letter is a Finance Document.
1.2	Covenant Holiday
1.2.1	The Company requests:
(a)	a temporary waiver from the obligation to comply with the Leverage Ratio (set out in clause 21.2(a)(i) of the Facilities Agreement) and Interest Cover Ratio (set out in clause 21.2(a)(ii) of the Facilities Agreement), for each of the Relevant Periods ending on 30 June 2021, 31 December 2021, 30 June 2022 and 31 December 2022 (the "Original Covenant Holiday Period"), or any such subsequent Test Date to which the Covenant Holiday Period has been extended at the written request of the Company, giving prior notice to the Agent not more than 30 days and not less than 10 days before:

(i) the end of the Original Covenant Holiday Period; or
(ii) any subsequent Test Date to which the Covenant Holiday Period has been extended in accordance with this letter,
(the Original Covenant Holiday Period, including any extensions in accordance with this letter, the “Covenant Holiday Period“) it being understood that the Company shall not be able to extend the Covenant Holiday Period once it has expired pursuant to the terms of this letter;

(b)	that the Leverage Ratio and the Interest Ratio shall not be tested pursuant to clause 21.3 (Financial Testing) of the Facilities Agreement during the Covenant Holiday Period it being understood that the level of the Leverage Ratio and the Interest Cover Ratio during the Covenant Holiday Period in itself shall not constitute as having a Material Adverse Effect or constitute an Event of Default under clause 23.2 of the Facilities Agreement; and

(c)	a waiver during the Covenant Holiday Period from the obligation to supply a Compliance Certificate in accordance with clause 20.2 (Compliance Certificate) of the Facilities Agreement in relation to any Test Date falling within the Covenant Holiday Period, provided that the Company shall, unless otherwise agreed with all the Lenders, , supply to the Agent, with each set of financial statements delivered pursuant to clause 20.1 (Financial statements) of the Facilities Agreement during the Covenant Holiday Period, a certificate (signed by the Chief Financial Officer of the Company or two directors of the Company) confirming:

(i) the Leverage Ratio and setting out calculations establishing the Leverage Ratio; and
(ii) the applicable Margin,
in each case solely for the purpose of determining the applicable commitment fee in accordance with clause 12.1 (Commitment fee) of the Facilities Agreement and not for the purpose of testing the Leverage Ratio and not including any other confirmations or representations,

(together, the “Covenant Holiday Request“).
1.2.2	The Company further requests a temporary waiver during the Covenant Holiday Period from the obligation to comply with the obligations set out in clauses 22.8(a) and 22.8(b) (Guarantors) of the Facilities Agreement, provided that clause 22.8 (Guarantors) of the Facilities Agreement shall continue to apply for the purpose of clause 25.6 (Resignation of a Guarantor) of the Facilities Agreement (the "Guarantor Cover Request" and together with the Covenant Holiday Request, the “Waiver and Amendment Requests“).

1.2.3	In consideration of the Lenders agreeing to the Waiver and Amendment Requests the Facilities shall be draw stopped and the Company undertakes that it shall not (and shall procure that no Borrower shall) deliver a Utilisation Request on and from the date of this letter until the end of the Covenant Holiday Period and no Lender shall have any obligation to make a participation in any Loan during such period provided that, and subject to the following conditions:

(a) at the written request of the Company, giving 15 days prior notice to the Agent, the Covenant Holiday Period can be ended prior to its scheduled end date; and
(b)	as from the first Business Day after the last day of the Covenant Holiday Period (including, for the avoidance of doubt, such earlier date as the Covenant Holiday Period is ended in accordance with clause 1.2.3(a) of this letter), the Company may deliver Utilisation Requests in accordance with the terms of the Facilities Agreement provided that the first Utilisation Request delivered after the Covenant Holiday Period shall be accompanied by a drawing certificate substantially in the form annexed hereto confirming, among other matters, compliance with clauses 21.2 (Financial Condition) and 22.8 (Guarantors) of the Facilities Agreement as at the last day of the Covenant Holiday Period.

2	Process and Timing
(a) The Waiver and Amendment Requests require the consent of the Majority Lenders and may be effected, on behalf of the Finance Parties, by the Agent on the instruction of the Majority Lenders.
(b) The Company, for itself and as Obligor's Agent for the other Obligors, hereby requests that:
(i) the Agent shares this letter with the Lenders promptly upon receipt;
(ii) the Lenders provide their irrevocable and unconditional consent to and approval of the Waiver and Amendment Requests, and their irrevocable instruction to the Agent to execute this letter (once the requisite consent is obtained) as soon as possible, but in any case, no later than 25 June 2021; and
(iii) the Agent provides the Company with a countersigned copy of this letter no later than 25 June 2021.
3	Miscellaneous
Save as expressly set out in this letter, the Finance Documents remain in full force and effect and nothing in this letter shall constitute or be construed as a waiver or compromise of any other term or condition of the Finance Documents or any of the Finance Parties’ rights in relation to them which shall continue in full force and effect

4	GOVERNING LAW
This letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

Yours faithfully,

[***]

Just Eat Limited

On behalf of itself and in its capacity as Obligor's Agent in respect of the other Obligors

WE CONFIRM THE MAJORITY LENDERS HAVE CONSENTED TO THE WAIVER AND AMENDMENT REQUESTS AND WE ACCEPT AND AGREE TO THE TERMS OF THIS LETTER AND CONFIRM CONSENT TO THE WAIVER AND AMENDMENT REQUESTS SUBJECT TO THE TERMS OF THIS LETTER ON BEHALF OF THE FINANCE PARTIES

[***]

HSBC Bank PLC, in its capacity as Agent

ANNEX

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